CytoMed Therapeutics Pte. Ltd.

21 Bukit Batok Crescent

#17-80 WCEGA Tower

Singapore 658065

VIA EDGAR

November 19, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re:	CytoMed Therapeutics Pte. Ltd.
Draft Registration Statement on Form F-1
Submitted September 28, 2021
CIK No. 0001873093

Dear Ms. Mariner:

CytoMed Therapeutics Pte. Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 26, 2021, regarding Draft Registration Statement on Form F-1 submitted to the Commission on September 28, 2021. The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Draft Registration Statement on Form F-1 Submitted September 28, 2021

Summary

Our Business, page 19

1.	Revise to clarify the current status of your three product candidates. You state on page 19 that you “are in the midst of developing” them, and that you are a preclinical biopharmaceutical company. Revise to further clarify at what stage you are with each product and where you intend to submit them for approval. With respect to CTM-N2D, we note from page 89 you are “close to starting a Phase I trial,” and from page 107 that you submitted a Phase I study to the HSA. Revise to clarify and disclose the correct stage in the summary. Provide similarly specific information about the status of your other two main product candidates. For example, if the HSA requires an IND application as a first step, like the FDA, disclose the date you anticipate filing the IND for each of your other two product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has clarified the status of the three product candidates and dates for the next anticipated milestone for each product on pages 19, 21, 89, 95, 107, 112 and 122  of Amendment No. 1 accordingly.

Use of Proceeds, page 74

2.	Please revise to disclose the amount of proceeds that you intend to allocate toward the development of each product candidate and also how far along in the preclinical or clinical trials you intend to fund with the proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Use of Proceeds section as shown on page 74 of Amendment No. 1 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 80

3.	Revise the disclosure on pages 81 and 86 to disclose for how long you believe the net proceeds from this offering, together with existing cash, will be sufficient to fund your operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as shown on pages 81 and 84 of Amendment No. 1 accordingly.

Business

Overview, page 89

4.	Revise your pipeline table to include all three Phases of clinical development, and to remove “proof of concept” and “manufacturing process validation” as separate phases of development. Clarify what you mean by “trial application.” Revise the indication for each product candidate to clarify the specific indication for which you will seek regulatory approval. Revise the table to clearly disclose the jurisdiction in which you are seeking regulatory approval, as you are a Singapore company operating primarily in Malaysia seeking to raise capital in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline table as shown on page 90 of Amendment No. 1 accordingly.

5.	To the extent you are seeking regulatory approval in Singapore, revise your Business section to briefly explain that process and in what category your product candidates fall, that is, whether they require a CTA, CTN or Clinical Trial Certificate, and what procedures you must undertake to conduct human clinical trials. Essentially, explain how the regulations described beginning on page 123 apply to your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Business section on pages 95, 107 and 122 of Amendment No. 1 accordingly. All three product candidates of CytoMed consist of culture expanded cells and therefore, are classified as Class 2 CTGTP. A CTA is required for clinical trial using Class 2 CTGTP. A CTA application will be submitted to HSA prior to commencing clinical trial.

Strategy, page 90

6.	Revise to avoid statements such as having the “competitive edge,” in the disclosure and the table on page 90, where your products are pre-clinical. Where the comparison products are commercialized and yours are yet to be proven, it is premature to address the technology evolution as presented in the graphic, which should be deleted. Similarly, rephrase the “Advantages” of your therapy in the heading on page 102 to clarify they are potential advantages.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the wordings on pages 90 and 102, of Amendment No. 1 and Figure 2 has been deleted from Amendment No. 1 accordingly.

CTM-N2D, page 95

7.	Revise to clarify the nature of the “deep discussion with a potential clinical trial partner to formally submit a Phase I trial application for CTM-N2D.” Also clarify what it means that HSA “reviewed [your] submission and concluded that it has no major issues with [your] documents.” It is unclear where this places you in the regulatory pathway.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Business section to clarify our regulatory submission status, as well as HSA’s pre-submission meeting on page 95 of Amendment No. 1 accordingly.

Product Design and Manufacturing of CTM-N2D, page 101

8.	As safety and efficacy determinations are solely within the authority of regulators such as the HSA and FDA, and they continue to be evaluated throughout all phases of clinical trials, please remove the reference to your products as “safer” from Figure 10, the reference to “safer ‘drug-like’ product features,” and characterizing the product-candidate as “safe” on page 103, and other statements of safety throughout the prospectus. Also avoid statements of the potency of CTM-N2D, as referenced at the bottom of page 103, on page 105, and elsewhere in the prospectus, as this has yet to be proven. Avoid any statements of efficacy in the prospectus. You may present the results of pre-clinical tests without drawing conclusions regarding efficacy or potency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised comments of efficacy on pages 19, 89, 94, 96, 102, 103, 104 and 105 and revised reference of “safe” Drug in Figure 9 (renumbered after deletion of Figure 2) and page 103 of Amendment No. 1 accordingly.

Gamma delta NKT Cells Recognize and Kill a Broad-spectrum of Cancer Cells, page 111

9.	Revise Figure 22 on page 112 so the font is large enough to be legible in each of the tables.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Figure 21 (renumbered after deletion of Figure 2) to a larger font size on page 112 of Amendment No. 1 accordingly.

Property, page 113

10.	Clarify the importance of the lease beginning March 1, 2008 on the property you recently purchased.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the property section to include the importance of the lease on page 113 of Amendment No. 1 accordingly.

Intellectual Property, page 115

11.	Please update your description of the Patent License, Know-How License and K562 Cell License with ATPL to disclose, as applicable:

●	the aggregate amounts paid to date;
●	aggregate milestone payments; and

For the Patent and Know-How Licenses, please quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure as shown on pages 115 and 116 of Amendment No. 1 accordingly.

Foreign Private Issuer Exemptions, page 147

12.	You disclose here that you intend to follow the practices of your home country, Singapore, with respect to the practices listed here, rather than the Nasdaq Listing Rules standards, however, for several of these matters, it appears you may meet the Nasdaq Listing standards. For example, you state on page 146 that you will adopt a Code of Business Conduct and Ethics. Also, it appears from page 146 that your compensation committee will be independent and will have a charter. Please revise the appropriate sections to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and wishes to clarify that while we intend to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of certain exemptions afforded to foreign private issuers as state. We have revised the relevant section to clarify this on page 147 of Amendment No. 1 accordingly. We further wish to inform that, where appropriate, we intend to adopt the best practices of public companies listed in Singapore.

Financial Statements

Audit Report, page F-2

13.	Please obtain an audit report which addresses the following issues:

●	Revise the language of the opinion paragraph to make clear that the opinion covers the consolidated statements of comprehensive income, changes in equity, and cash flows for both fiscal years ended December 31, 2019 and December 31, 2020;
●	Refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board, as per the guidance in Item 17(c) of Form 20-F;
●	Include representations, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and conform the audit report accordingly; and
●	Include the date of the audit opinion in accordance with Rule 2-02(a) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comments and has updated the audit opinion on page F-2 of Amendment No. 1 accordingly.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP